[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

(212) 474-1344

Stanley, Inc.
Registration Statement on Form S-1
File No. 333-134053

September 18, 2006

Dear Ms. Long:

This letter responds to comments that Stanley, Inc. (the “Company”) received from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 12, 2006, with respect to the above referenced filing.

Set forth below in bold font are the comments of the Staff  contained in your letter and immediately below each comment is the response of the Company with respect thereto.

Financial Statements

Note 11.  Stockholders’ Equity
Deferred Compensation and Stock Options, page F-23

1.                                      We have read your response to comment three from our letter dated August 16, 2006.  You indicated that you obtained independent third-party valuations of your common stock.  Please expand your disclosure to include at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in your registration statement:

•                                          For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option.

•                                          Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

                See paragraph 179 of Chapter 12 of AICPA’s, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

                As discussed with the Staff, the Company respectfully advises the Staff that it intends to include the requested information in summary form in the next amendment filed prior to effectiveness.

2.                                      You indicate that your independent valuation firm has historically applied a 25 % marketability discount to reflect the lack of liquidity of your common stock, as well as the minority interest position of the individual stockholders.  Please tell us how much of this discount is related the minority interest position of the individual stockholders.  Please also discuss how you determined that is was appropriate to include a minority interest discount in your calculation.  In addition, please tell us how you determined that a 25% marketability discount is appropriate.  Please provide objective support for the amount of marketability discount taken.  Please also provide support for any other discounts included in your fair value calculation.  See SEC Speech by Todd E. Hardiman, on December 6, 2004, Remarks before the 2004 AICPA National Conference on Current SEC and PCAOB Developments.

As discussed with the Staff, the Company respectfully advises the Staff that it is providing, under separate cover, a letter from an independent third party valuation firm that has conducted historical valuations for the Company.  This letter describes the discounts applied in the valuations and the methodology that the third party valuation firm has used to determine the appropriate discounts and discount amounts.

Please contact the undersigned at (212) 474-1344, or, in my absence, Stephen L. Burns at (212) 474-1146, Craig F. Arcella at (212) 474-1024 or Chrystie Hale Perry at (212) 474-1476, with any questions or comments you may have regarding the Registration Statement.

        Very truly yours,

/s/ Stephen M. Kessing

Stephen M. Kessing

Ms. Pamela Long
        Assistant Director
                United States Securities and Exchange Commission
                        Division of Corporation Finance
                                100 F Street, N.E.
                                        Washington, D.C.  20549-7010

cc:           Mr. Craig Slivka, United States Securities and Exchange Commission

                Ms. Lesli Sheppard, United States Securities and Exchange Commission

                Mr. Philip O. Nolan, Stanley, Inc.